Exhibit 99.3

CRONOS GROUP INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Fourth Quarter and Year Ended December 31, 2017

(in thousands of Canadian dollars)

GENERAL MATTERS

This management’s discussion and analysis of the financial condition and results of operations (“MD&A”) of Cronos Group Inc. is current as of April 27, 2018 and provides financial information for the fourth quarter and full year ended December 31, 2017. This MD&A should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2017 and December 31, 2016, including the related notes thereto (“Annual Financial Statements”).

Unless otherwise noted or the context indicates otherwise, the “Company”, “Cronos”, “we”, “us” and “our” refer to Cronos Group Inc., its direct and indirect subsidiaries and, if applicable, its joint ventures.

Basis of Presentation

Our financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Certain totals, subtotals and percentages throughout this MD&A may not reconcile due to rounding. All currency amounts herein are expressed in thousands of Canadian dollars, unless otherwise noted.

All references in this MD&A to “Q4 2017” and “Q4 2016” are to our fiscal quarters for the three months ended December 31, 2017 and December 31, 2016, respectively. All references in this MD&A to “FY 2017”, “FY 2016” and “FY 2015” are to our fiscal years ended December 31, 2017, December 31, 2016 and December 31, 2015, respectively.

Our board of directors, on the recommendation of the audit committee, approved the Annual Financial Statements and this MD&A on April 27, 2018.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain information that may constitute forward-looking information and forward-looking statements (collectively, “Forward-Looking Statements”), which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as “expect,” “likely,” “may,” “will,” “should,” “intend,” “anticipate,” “potential,” “proposed,” “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-Looking Statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Forward-Looking Statements in this MD&A include, but are not limited to, statements with respect to:

•	the performance of our business and operations;

•	our expectations regarding revenues, expenses, and anticipated cash needs;

•	our expectations regarding cash flow, liquidity and sources of funding;

•	our international activities and joint venture interests, including required regulatory approvals and licensing, anticipated costs and timing, and expected impact;

•

the intended expansion of our facilities, the costs and timing associated therewith and the receipt of approval from Health Canada to increase the maximum production limits and sales from the expanded facilities;

•	the expected growth in the number of patients using medical cannabis;

•	the expected growth in our growing and production capacities;

•	expectations with respect to future production costs;

•	the expected methods to be used by us to distribute cannabis;

•	the competitive conditions of the industry;

•

the legalization of cannabis for recreational use in Canada, including federal and provincial regulations pertaining thereto, the related timing and impact thereof and our intentions to participate in such market, if and when it is legalized;

•

the legalization of the use of cannabis for medical or recreational use in jurisdictions outside of Canada, the related timing and impact thereof and our intentions to participate in such markets outside of Canada, if and when such use is legalized;

•	laws and regulations and any amendments thereto applicable to the business;

•	the competitive advantages and business strategies of the Company;

•	the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis;

•	the Company’s future product offerings;

•	the anticipated future gross margins of the Company’s operations;

•	expectations regarding the use of proceeds of equity financings;

•	expectations regarding capital expenditures;

•	accounting standards and estimates;

•	the grant, renewal and impact of any license or supplemental license to conduct activities with cannabis or any amendments thereof.

Certain of the Forward-Looking Statements contained herein concerning the cannabis industry and our general expectations concerning the cannabis industry are based on estimates prepared by us using data from publicly available governmental sources, market research, industry analysis and on assumptions based on data and knowledge of this industry, which we believe to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While we are not aware of any misstatement regarding any industry or government data presented herein or information presented herein which is based on such data, the cannabis industry involves risks and uncertainties that are subject to change based on various factors, which factors are described further below.

With respect to the Forward-Looking Statements contained in this MD&A, we have made assumptions regarding, among other things: (i) our ability to generate cash flow from operations and obtain necessary financing on acceptable terms; (ii) general economic, financial market, regulatory and political conditions in which we operate; (iii) the output from operations of Peace Naturals Project Inc. (“Peace Naturals”), Original BC Ltd. (“OGBC”) and our operations in Israel and Australia; (iv) consumer interest in our products; (v) competition; (vi) anticipated and unanticipated costs; (vii) government regulation of our activities and products and in the areas of taxation and environmental protection; (viii) the timely receipt of any required regulatory approvals; (ix) our ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; (x) our ability to conduct operations in a safe, efficient and effective manner; and (xi) our construction plans and timeframe for completion of such plans.

Readers are cautioned that the above list of cautionary statements is not exhaustive. Known and unknown risks, many of which are beyond our control, could cause actual results to differ materially from the Forward-Looking Statements in this MD&A. Such factors include, without limitation, those discussed in the “Risk and Uncertainties” section of this MD&A, and those discussed under the heading “Risk Factors” in our latest Annual Information Form (“AIF”). The purpose of Forward-Looking Statements is to provide the reader with a description of management’s expectations, and such Forward-Looking Statements may not be appropriate for any other purpose. You should not place undue reliance on Forward-Looking Statements contained in this MD&A. Although we believe that the expectations reflected in such Forward-Looking Statements are reasonable, there is no assurance that such expectations will prove to have been correct. Forward-Looking Statements contained herein are made as of the date of this MD&A and are based on the beliefs, estimates, expectations and opinions of management on the date such Forward-Looking Statements are made. The Company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such Forward-Looking Statements, except as required by applicable law. The Forward-Looking Statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.

COMPANY OVERVIEW

General

Cronos is a geographically diversified and vertically integrated global cannabis company, with a presence across four continents, whose principal activities are the production and sale of cannabis in federally legal jurisdictions, including Canada and Germany. Currently, Cronos sells dried cannabis and cannabis oils through wholesale and direct-to-consumer channels under our medical cannabis brand, Peace Naturals. We operate two wholly-owned licensed producers of medical cannabis (“Licensed Producers”) pursuant to the provisions of the Controlled Drugs and Substances Act (Canada) (“CDSA”) and its relevant regulation, the Access to Cannabis for Medical Purposes Regulations (Canada) (“ACMPR”). Our Licensed Producers are Peace Naturals, which has production facilities near Stayner, Ontario, and OGBC, which has a production facility in Armstrong, British Columbia.

We have also entered into four strategic joint ventures, including in Israel and Australia, and hold minority interests in cannabis-related companies and Licensed Producers.

Cronos’ common shares are listed on the Nasdaq Global Market (“NASDAQ”) and on the TSX Venture Exchange (“TSX-V”) under the symbol “CRON”.

Strategy

Cronos is committed to being one of the world’s leading global cannabis companies. In pursuing this goal, we seek to create value for shareholders by focusing on four core strategic priorities:

•	Establishing an efficient global production footprint;

•	Developing a diversified revenue base through a global sales and distribution network;

•	Creating disruptive intellectual property to ensure margin durability and monetize new use cases; and

•	Growing a portfolio of iconic brands to build strong customer loyalty and lifetime value.

Production Facilities

Facility	Location	Grow Type	Square Footage	Estimated Annual Capacity (in kg)
Existing Capacity (1)
Peace Naturals – Buildings 1, 2, 3	Stayner, ON, Canada	Indoor	39,000	5,000
Peace Naturals – Greenhouse	Stayner, ON, Canada	Greenhouse	28,000	1,500
OGBC	Armstrong, BC, Canada	Indoor	2,500	150

Existing Capacity			69,500	6,650

Capacity in Progress but not yet Completed
Peace Naturals – Building 4	Stayner, ON, Canada	Indoor	286,000	33,500
Cronos Israel – Phase I (2)	Hadera, Israel	Greenhouse	45,000	5,000
Cronos Australia – Phase I (3)	Melbourne, VIC, Australia	Indoor	20,000	2,000

Capacity in Progress but not yet Completed			351,000	40,500

Pro Forma Capacity			420,500	47,150

(1)	Existing capacity is defined as facilities where construction is substantially complete, regulatory approvals required to commence operations have been received and cannabis cultivation has commenced.
(2)	Cronos will hold a 70% equity interest in the nursery cultivation operations of Cronos Israel and a 90% equity interest in the manufacturing and distribution operations of Cronos Israel.
(3)	Cronos owns a 50% equity interest in Cronos Australia.

Peace Naturals

Situated on approximately 90 acres of land zoned and licensed for cannabis production, Peace Naturals operates four completed production buildings (Building 1, Building 2, Building 3 and the Peace Naturals greenhouse) and is constructing additional capacity via a 286,000 sq. ft. production facility (“Building 4”). Peace Naturals’ production processes are Good Manufacturing Practices (“GMP”) certified under relevant European Economic Area GMP directives by the national competent authority of Germany. Growing and cultivation of cannabis in the Peace Naturals greenhouse commenced in the first quarter of 2018 and the facility is in the process of becoming fully operational, with the first harvest anticipated in the second quarter of 2018.

On October 31, 2013, Health Canada issued a license to Peace Naturals for activities related to the production and sale of dried cannabis flower under the ACMPR, which license has since been amended and supplemented. Peace Naturals’ current license has an effective term from November 1, 2016 to November 1, 2019, and grants Peace Naturals the authority to engage in, among other things, the production and sale of dried cannabis flower, cannabis resin, cannabis seeds, cannabis plants and cannabis oil.

On January 22, 2018, the Company announced that Peace Naturals received a dealer’s license (the “Peace Naturals Dealer’s License”) pursuant to the Narcotic Control Regulations (“NCR”) and CDSA from Health Canada for the possession, sale, transportation and delivery of controlled substances under the CDSA, including cannabis, tetrahydrocannabinol (“THC”) and cannabidiol (“CBD”). The Peace Naturals Dealer’s License allows Peace Naturals to export medical cannabis extracts, including concentrated oil and resin products, internationally in accordance with an export permit issued under section 103 of the ACMPR or section 10 of the NCR. The Peace Naturals Dealer’s License has an effective term from January 29, 2018 to December 31, 2018.

OGBC

Situated on 30 acres of land, 13 acres of which are zoned and licensed for cannabis production, OGBC’s facility primarily engages in cultivation and processing operations. OGBC has completed several inter-company bulk transfers of dried cannabis to Peace Naturals, to be sold under the Peace Naturals brand.

On February 24, 2014, Health Canada issued a cultivation license to OGBC under the ACMPR, which license has since been amended and supplemented. OGBC’s current license has an effective term from February 28, 2017 to February 28, 2020 and grants OGBC the authority to engage in the production and sale of dried cannabis flower.

Joint Ventures and International Activities

We have entered into four strategic joint ventures to produce and sell cannabis:

•

MedMen Canada Joint Venture. In March 2018, the Company announced a strategic joint venture with MedMen Enterprises USA, LLC (“MedMen”). The Company and MedMen each owns a 50% equity interest in the joint venture, called MedMen Canada Inc. (“MedMen Canada”) and have equal board representation. MedMen Canada holds the exclusive license of the MedMen brand in Canada for a minimum term of 20 years. Each of Cronos and MedMen will contribute capital equally to MedMen Canada for working capital purposes. MedMen Canada is focused on creating a Canadian branded retail chain in provinces that permit private retailers, branded products and research and development activities in Canada. MedMen Canada will have access to our production facilities while leveraging MedMen’s brand recognition. In addition, the Company will be leveraging its regulatory expertise and know-how to obtain the requisite licenses, approvals and permits from Health Canada for MedMen Canada to commence its operations.

•

Australia Joint Venture (“Cronos Australia”). In February 2018, the Company announced a strategic joint venture in Australia with NewSouthern Capital Pty Ltd. (“NewSouthern”) for the research, production, manufacture and distribution of medical cannabis. The Company and NewSouthern each owns a 50% equity interest in Cronos Australia and have equal board representation. The Company believes that Cronos Australia will serve as its hub for Australia, New Zealand and South East Asia, bolstering the Company’s supply capabilities and distribution network. In the initial phase of construction, Cronos Australia is planning to construct a 20,000 sq. ft. purpose built indoor facility that is expected to produce up to 2,000 kilograms of cannabis annually. The Company expects construction to commence in the summer of 2018 and to be complete in the first half of 2019. Cronos Australia has also been granted medicinal cannabis cultivation licenses and research licenses by the Therapeutic Goods Administration and the Office of Drug Control (the “ODC”). Cronos Australia has also applied for a manufacturing license for the manufacturing and processing of cannabis-related products and an import license to import Peace Naturals branded medicinal products for sale in the Australian market while the initial phase of construction of Cronos Australia is being completed. Cronos is awaiting the approval of the ODC for the manufacturing and import licenses. The Company’s activities in respect of Cronos Australia have been approved by the TSX-V.

•

Israel Joint Venture (“Cronos Israel”). In September 2017, the Company announced a strategic joint venture in Israel with the Israeli agricultural collective settlement Kibbutz Gan Shmuel (“Gan Shmuel”) for the production, manufacture and distribution of medical cannabis. Following transfer of the Israeli licenses from Gan Shmuel to Cronos Israel, the Company will hold a 70% interest in each of the nursery and cultivation operations and a 90% interest in each of the manufacturing and distribution operations of Cronos Israel. Cronos will have three board member nominees on the board of directors of each of the cultivation, manufacturing, distribution and pharmacies companies, while Gan Shmuel will have one board member nominee on the board of directors of each such entity. In the initial phase of construction, Cronos Israel is planning to construct a 45,000 sq. ft. greenhouse that is expected to produce up to 5,000 kilograms of cannabis annually and a 17,000 sq. ft. manufacturing facility that will be utilized for analytics, formulation development and research. Cronos will contribute intellectual property, management expertise, access to its current and future distribution channels and capital to Cronos Israel. Gan Shmuel will contribute the Israel licenses, agricultural and industrial expertise, land, capital and access to the skilled Gan Shmuel labor force to Cronos Israel. The Company’s activities in respect of Cronos Israel have been approved by the TSX-V. Until exports are permitted under applicable Israeli law, products from Cronos Israel will be distributed domestically in the local Israeli market.

•

Indigenous Roots Joint Venture (“Indigenous Roots”). In December 2016, the Company launched a strategic joint venture led by Phil Fontaine, former National Chief of the Assembly of First Nations. Indigenous Roots will work cooperatively with Canadian First Nations towards building and operating licensed facilities and providing medical cannabis to First Nations communities in Canada. We will own a 49.9% stake in Indigenous Roots upon closing of the investment which is expected to be led by a First Nation. The Company believes that Indigenous Roots will provide Cronos with optionality for nontraditional distribution channels and incremental production capacity without dilution and a strong brand for our portfolio. Indigenous Roots has commanded significant interest, having met with over 100 indigenous communities and leaders across Canada. Indigenous Roots is in the process of finalizing its capital raise. Once completed, Indigenous Roots is anticipated to commence construction of a 30,000 sq. ft. production facility at the premises of OGBC. The Company is awaiting definitive regulatory clarity on provincial distribution frameworks prior to finalization of the capital raise.

Minority Investments

We hold minority interests in other Licensed Producers. As at December 31, 2017, the Company holds a 20.3% equity interest in Whistler Medical Marijuana Company (“Whistler”) and minority equity investments in Evergreen Medicinal Supply Inc. (“Evergreen”), AbCann Global Corporation (“AbCann”) and Canopy Growth Corp. (“Canopy”). In 2017, we sold all of our shares in The Hydropothecary Corporation (“Hydropothecary”). See note 9 “Investment in Whistler” and note 10 “Other investments” in the notes to the Annual Financial Statements for more information.

INDUSTRY AND MARKET TRENDS

Medical Marijuana Regulatory Framework in Canada

On August 24, 2016, the Government of Canada introduced the ACMPR, new regulations to govern the production, sale and distribution of medical cannabis and related oil extracts. The ACMPR effectively combines the regulations and requirements of the Marihuana for Medical Purposes Regulations, the Marihuana Medical Access Regulations and the section 56 exemptions relating to cannabis oil under the CDSA into one set of regulations. In addition, among other things, the ACMPR sets out the process patients are required to follow to obtain authorization from Health Canada to grow cannabis and to acquire seeds or plants from Licensed Producers to grow their own cannabis. Under the ACMPR, patients have three options for obtaining cannabis:

•	they can continue to access quality-controlled cannabis by registering with Licensed Producers;

•	they can register with Health Canada to produce a limited amount of cannabis for their own medical purposes; or

•	they can designate someone else to produce it for them.

Health Canada recently reported that there were over 269,000 active client registrations with Licensed Producers under the ACMPR program by December 31, 2017.1

Legalization of Regulated Recreational Cannabis in Canada

On December 13, 2016, the Task Force on Cannabis Legalization and Regulation, which was established by the Canadian federal government to seek input on the design of a new system to legalize, strictly regulate and restrict access to cannabis, published its report outlining its recommendations. On April 13, 2017, the Government of Canada released Bill C-45, An Act respecting cannabis and to amend the Controlled Drugs and Substances Act, the Criminal Code and other Acts (“Bill C-45”), which proposes the enactment of the Cannabis Act (Canada) (the “Cannabis Act”) to regulate the production, distribution and sale of cannabis for medical and unqualified adult use. On November 27, 2017, the House of Commons passed Bill C-45, and on December 20, 2017, the Prime Minister communicated that the Government of Canada intended to legalize cannabis in the summer of 2018, despite previous reports of a July 1, 2018 deadline. Bill C-45 is currently before the Senate of Canada. On March 22, 2018, Bill C-45 passed a second reading in the Senate. However, as of April 27, 2018, it is being studied by various committees of the Senate, and Bill C-45 must also pass a third reading in order for it to become law.

On February 6, 2018, Public Safety Minister Ralph Goodale announced that, while Bill C-45 was still on schedule to receive royal assent in July 2018, implementation of various aspects of the regime, including preparing markets for retail sales, could take another eight to twelve weeks from such date.

The introduction of a recreational model for cannabis production and distribution may impact the medical marijuana market. The impact of this development may be negative for the Company and could result in increased levels of competition in its existing medical market and/or the entry of new competitors in the overall cannabis market in which the Company operates.

[1]	https://www.canada.ca/en/health-canada/services/drugs-health-products/medical-use-marijuana/licensed-producers/market-data.html

Provincial Distribution Frameworks for Regulated Recreational Cannabis

While the Cannabis Act provides for the regulation of the commercial production of cannabis for recreational purposes and related matters by the federal government, the Cannabis Act proposes that the provinces and territories of Canada will have authority to regulate other aspects of recreational cannabis (similar to what is currently the case for liquor and tobacco products), such as sale and distribution, minimum age requirements, places where cannabis can be consumed, and a range of other matters.

The governments of every Canadian province and territory have, to varying degrees, announced proposed regulatory regimes for the distribution and sale of cannabis for recreational purposes within those jurisdictions. Most of these Canadian jurisdictions have announced a minimum age of 19 years, except for Québec and Alberta, where the minimum age will be 18.

ANNUAL BUSINESS HIGHLIGHTS AND RECENT DEVELOPMENTS POST QUARTER-END

Sales increased 636% in FY 2017 as compared to FY 2016

Sales increased by $3.5 million, or 636%, from $0.6 million in FY 2016 to $4.1 million in FY 2017 as we continue to scale production. Additionally, since November 2017 when Health Canada approved our new extraction laboratory at Peace Naturals, we have ramped-up production of strain-specific cannabis oils that have been received favorably by customers. In Q4 2017, cannabis oil sales represented 21% of domestic direct-to-consumer sales, with December 2017 cannabis oil sales growing 257% sequentially month over month.

First Licensed Producer to list on a major U.S. stock exchange

On February 27, 2018, Cronos became the first pure-play cannabis company to trade on a major U.S. stock exchange. The Company’s common shares trade on the NASDAQ under the trading symbol “CRON”. On March 5, 2018, the Company announced that it was changing its ticker symbol on the TSX-V from “MJN” to “CRON”.

Expanding capacity and establishing a low-cost, global production footprint

Cronos Australia

In February 2018, we announced a strategic joint venture in Australia for the research, production, manufacture and distribution of medical cannabis. We own a 50% equity interest in Cronos Australia. We believe that Cronos Australia will serve as our hub for Australia, New Zealand and South East Asia, bolstering the Company’s supply capabilities and distribution network. In the initial phase of construction, Cronos Australia is planning to construct a 20,000 sq. ft. purpose built indoor facility that is expected to produce up to 2,000 kilograms of cannabis annually.

Peace Naturals Capacity Expansion

In the first quarter of 2018, we completed construction of, received the required regulatory approvals for and commenced cultivation of cannabis in Peace Naturals’ 28,000 sq. ft. greenhouse. The greenhouse’s first harvest is expected to occur in the second quarter of 2018. Construction of Building 4, a 286,000 sq. ft. production facility, remains on schedule and production is expected to commence in the second half of 2018. The Company also completed significant improvements to the pre-existing facilities at Peace Naturals, including retrofitting the original facility to increase production capacity and substantial renovations and improvements to the first and second 15,000 sq. ft. purpose built production facilities.

Cronos Israel

In September 2017, we announced our strategic joint venture in Israel with the Israeli agricultural collective settlement Gan Shmuel for the production, manufacture and global distribution of medical cannabis. Following the transfer of the Israeli licenses from Gan Shmuel to Cronos Israel, the Company will hold a 70% interest in each of the nursery and cultivation operations and a 90% interest in each of the manufacturing and distribution operations of Cronos Israel. In the initial phase of construction, Cronos Israel is planning to construct a 45,000 sq. ft. greenhouse that is expected to produce up to 5,000 kilograms of cannabis annually and a 17,000 sq. ft. manufacturing facility that will be utilized for analytics, formulation development, and research. The Company’s activities in respect of Cronos Israel have been approved by the TSX-V. Until exports are permitted under applicable Israeli law, products from Cronos Israel will be distributed domestically in the local Israeli market. In early 2017, the Medical Cannabis Unit of the Israeli Ministry of Health (the “Yakar”) granted Gan Shmuel preliminary licenses to construct facilities for cannabis operations. Gan Shmuel is in the process of obtaining approval from the Yakar to transfer these licenses to Cronos Israel.

Broadened global sales and distribution network capabilities

MedMen Canada

In March 2018, we announced a strategic joint venture with MedMen. We own a 50% equity interest in the joint venture, MedMen Canada. MedMen Canada is focused on creating a Canadian branded retail chain in provinces that permit private retailers, branded products and research and development activities in Canada. MedMen Canada will have access to our production facilities and future expansions while leveraging MedMen’s brand recognition. In addition, we will be leveraging our regulatory expertise and know-how to obtain the requisite licenses, approvals and permits from Health Canada for MedMen Canada to commence its operations.

Peace Naturals Dealer’s License

In January 2018, Peace Naturals received the Peace Naturals Dealer’s License pursuant to the NCR and CDSA from Health Canada for the possession, sale, transportation and delivery of controlled substances under the CDSA, including cannabis, THC and CBD. The Peace Naturals Dealer’s License allows Peace Naturals to export medical cannabis extracts, including concentrated oil and resin products, internationally in accordance with an export permit issued under section 103 of the ACMPR or section 10 of the NCR.

Distribution in Germany

In October 2017, we entered into a strategic distribution partnership with G. Pohl-Boskamp GmbH & Co. KG (“Pohl-Boskamp”), a European pharmaceutical manufacturer and supplier. Under the five-year exclusive distribution agreement, we will supply Peace Naturals branded cannabis products to Pohl-Boskamp for distribution within Germany across its distribution network of pharmacies.

Peace Naturals Rebrand

Cronos is committed to building an iconic international brand portfolio and the Company initiated a rebrand of Peace Naturals in 2017. The objective was to create a new visual identity system that emphasized the brand’s reputation as a trusted and dependable medicinal cannabis company appealing to both men and women. The transition began in October of 2017 and was completed in the first quarter of 2018. The project included: new proprietary packaging, an evolution of the brand’s logo, new marketing materials, a revised website, a new shopping portal experience and new products such as strain specific oils. Peace Naturals also established a new classification system for products that helped educate patients on key product differences. Overall, sales and patient growth significantly accelerated upon completion of the project.

Strengthened liquidity

Since the beginning of FY 2017 to the date of this MD&A, we have raised $195.6 million in gross proceeds from the sale of equity securities to fund our global expansion plans. As of December 31, 2017, pro forma for the $138.0 million in net proceeds raised in 2018 through the date of this MD&A, total liquidity amounted to $180.9 million, comprised of $147.2 million in pro forma cash and $33.7 million of additional borrowings available under the Construction Loan (as defined herein).

Enhanced board of directors with appointment of chief financial officer of Roots Corporation

In February 2018, we announced the appointment of Mr. James D. Rudyk to the board of directors. Mr. Rudyk serves as the chair of the audit committee and is a member of the compensation committee. He is currently the chief financial officer of Roots Corporation, a position he has held since January 2016. James is an experienced and proven financial executive with more than 25 years of financial and operating experience and with a track record of supporting ambitious growth plans. Prior to joining Roots, James served as the chief financial officer of Shred-It International Inc. from 2009 to 2015. While there, he was instrumental in helping the company grow revenue from $200 million to more than $700 million and expand to more than 17 countries. Mr. Rudyk also served as chief financial officer and chief operating officer of Canada Cartage Systems Ltd. from 2004 to 2009.

RESULTS OF OPERATIONS

Selected Financial Results

The following table summarizes the selected financial results for the periods indicated.

($ in 000s)	Three Months Ended December 31,		Change		Year Ended December 31,		Change
	2017	2016	$	%	2017	2016	$	%
Sales	$1,610	$431	$1,179	274%	$4,082	$554	$3,527	636%
Cost of Sales (Recovery)	(1,459)	(1,363)	(96)	7%	(3,148)	(1,439)	(1,710)	119%

Gross Profit	3,069	1,794	1,275	71%	7,230	1,993	5,237	263%
Operating Expenses	2,903	2,127	777	37%	9,338	4,124	5,213	126%

Operating Income (Loss)	166	(333)	499	(150%)	(2,108)	(2,131)	24	(1%)
Other Income	2,294	1,296	998	77%	4,897	373	4,524	1,212%

Income (Loss) before Income Taxes	2,459	963	1,496	155%	2,789	(1,758)	4,547	(259%)
Income Tax Expense (Recovery)	396	(407)	803	(197%)	298	(568)	866	(152%)

Net Income (Loss)	2,063	1,370	693	51%	2,491	(1,190)	3,681	(309%)
Other Comprehensive Income	141	1,367	(1,225)	(90%)	(704)	1,584	(2,289)	(144%)

Comprehensive Income	2,205	2,737	(532)	(19%)	1,787	394	1,392	353%

Sales

Results for Q4 2017 compared to Q4 2016

For Q4 2017, the Company reported sales of $1.6 million as compared to $0.4 million for Q4 2016, representing an increase of $1.2 million, or 274%. This increase was primarily due to:

•	The ramping up of production by bringing online building 3, thus increasing the volume of product on hand;

•	The increase in business-to-business sales in Q4 2017, specifically to other licensed producers and sellers in Canada and abroad; and

•	The ramping up of sales of cannabis oil in Q4 2017. There were no sales of oil products in 2016.

Results for FY 2017 compared to FY 2016

For FY 2017, the Company reported sales of $4.1 million as compared to $0.6 million for FY 2016, representing an increase of $3.5 million, or 636%. Sales in FY 2017 of 577kg of dry flower equivalence (based upon a 5g equivalence factor for oil) consisted of $1.9 million in domestic direct-to-consumer sales, $1.5 million in wholesale sales to other Canadian Licensed Producers, and $0.6 million in international sales. The year-over-year increase was primarily due to:

•

The Company acquired 100% of the outstanding shares of Peace Naturals in September 2016, therefore, the results of Peace Naturals are only included in the Company’s financial results from the date of acquisition to December 31, 2017;

•	The Company ramped up production in 2017 that, in turn, drove sales as the Company was more able to satisfy current demand for its product; and

•	The Company expanded its international reach, thereby increasing its the customer base and related product demand.

Cost of Sales

Cost of sales for the periods indicated are as follows:

($ in 000s)	Three Months Ended December 31,		Change		Year Ended December 31,		Change
	2017	2016	$	%	2017	2016	$	%
Cost of Sales
Inventory Expensed to Cost of Sales	$1,000	$384	$616	161%	$4,489	$384	$4,105	1,070%
Production Costs	3,043	(1)	3,044	NM	3,983	356	3,626	1,017%
Gain on Revaluation of Biological Assets	(5,502)	(1,746)	(3,756)	215%	(11,620)	(2,179)	(9,411)	433%

Total Cost of Sales (Recovery)	(1,459)	(1,363)	(96)	7%	(3,148)	(1,439)	(1,710)	119%

Results for Q4 2017 compared to Q4 2016

Total cost of sales were a recovery of $1.5 million in Q4 2017 as compared to a recovery of $1.4 million in Q4 2016, representing a decrease in expenses of $0.1 million, or 7%. This improvement is largely driven by:

•	The larger volume of plants in their life cycle during Q4 2017, thereby generating a larger gain on revaluation;

•	This increase was partially offset by an increase in production costs required to grow the plants; and

•	Further offset by an increase in the inventory expensed to cost of sales, which increases as sales increases.

Results for FY 2017 compared to FY 2016

Total cost of sales were a recovery of $3.1 million in FY 2017 as compared to a recovery of $1.4 million in FY 2016, representing a $1.7 million, or 119%, decrease in expenses. This improvement is largely driven by:

•	The consolidation of the results of operations of Peace Naturals for the full year in 2017 as compared to only four months in 2016;

•	The larger volume of plants in their life cycle during FY 2017; and

•

This is partially offset by an increase in inventory expensed to cost of sales due to increased sales and an increase in production costs incurred to support the growth of the plants. A total of 1.861kg of dry flower were produced during FY 2017.

Operating Expenses

Operating expenses for the periods indicated are as follows:

($ in 000s)	Three Months Ended December 31,		Change		Year Ended December 31,		Change
	2017	2016	$	%	2017	2016	$	%
Operating Expenses
General and Administrative	$2,354	$1,945	$409	21%	$6,935	$3,435	$3,500	102%
Stock-Based Payments	692	14	679	5,018%	1,862	307	1,556	507%
Depreciation	(143)	168	(311)	(185%)	541	382	158	41%

Total Operating Expenses	2,903	2,127	777	37%	9,338	4,124	5,213	126%
As a Percentage of Sales
General and Administrative	146%	452%			170%	620%
Stock-Based Payments	43%	3%			46%	55%
Depreciation	(9%)	39%			13%	69%

Total Operating Expenses	180%	494%			229%	744%

Results for Q4 2017 compared to Q4 2016

For Q4 2017, the Company reported total operating expenses of $2.9 million as compared to $2.1 million for Q4 2016, representing an increase of $0.8 million, or 37%. This increase was primarily due to:

•	An increase in professional and consulting fees for services rendered in connection with various strategic initiatives;

•	The vesting of stock options issued to employees and non-employees; and

•	Offset by a decrease in depreciation expense allocated to operating expenses, the remaining of which is allocated to growing costs and capitalized to inventory.

Results for FY 2017 compared to FY 2016

For FY 2017, the Company reported total operating expenses of $9.3 million as compared to $4.1 million for FY 2016, representing an increase of $5.2 million, or 126%. This increase was primarily due to:

•	An increase in professional and consulting fees for services rendered in connection with various strategic initiatives;

•	The consolidation of the results of operations of Peace Naturals for the full year 2017; and

•	The vesting of stock options issued to employees and non-employees.

Other Income

Other income for the periods indicated are as follows:

($ in 000s)	Three Months Ended December 31,		Change		Year Ended December 31,		Change
	2017	2016	$	%	2017	2016	$	%
Other Income
Interest Expense	$38	$(129)	$167	(129%)	$(126)	$(232)	$112	(47%)
Share of Income from Whistler Investment	(198)	31	(229)	(733%)	165	163	2	1%
Gain (Loss) on Other Investments	2,459	1,363	1,096	80%	4,858	(310)	5,168	(1,666%)
Reversal of Loss on Loan Receivable	—	—	—	—	—	725	(725)	(100%)
Other Income	(5)	32	(37)	(115%)	—	27	(33)	(99%)

Total Other Income	2,294	1,296	998	77%	4,897	373	4,524	1,212%

Results for Q4 2017 compared to Q4 2016

For Q4 2017, the Company reported total other income of $2.3 million as compared to $1.3 million for Q4 2016, representing an increase of $1.0 million, or 77%. This increase was primarily due to an increase in the gain on other investments, as investments were disposed during the quarter. This resulted in the gain on disposal and the previously recorded revaluation gains in other comprehensive income to be recycled through net income.

Results for FY 2017 compared to FY 2016

For FY 2017, the Company reported total other income of $4.9 million as compared to $0.4 million for FY 2016, representing an increase of $4.5 million, or 1,212%. This increase was primarily due to an increase in the gain on other investments, as investments were disposed during the year. This resulted in the gain on disposal and the previously recorded revaluation gains in other comprehensive income to be recycled through net income.

Income Tax Expense

Results for Q4 2017 compared to Q4 2016

The Company recorded an income tax expense of $0.4 million in Q4 2017 as compared to an income tax recovery of $0.4 million in Q4 2016. The effective tax rate for Q4 2017 was 16% as compared to (42%) in Q4 2016. The change in effective tax rate in Q4 2017 is mainly attributable to an increase in deductible temporary differences not recognized, specifically for property, plant, and equipment, share and debt issuance costs, and losses carried forward.

Results for FY 2017 compared to FY 2016

The Company recorded an income tax expense of $0.3 million in FY 2017 as compared to an income tax recovery of $0.6 million in FY 2016. The effective tax rate for FY 2017 was 11% as compared to 32% in FY 2016. The change in effective tax rate in FY 2017 is mainly attributable to an increase in deductible temporary differences not recognized, specifically for property, plant, and equipment, share and debt issuance costs, and losses carried forward.

Other Comprehensive Income

Other comprehensive income for the periods indicated are as follows:

($ in 000s)	Three Months Ended December 31,		Change		Year Ended December 31,		Change
	2017	2016	$	%	2017	2016	$	%
Other Comprehensive Income
Gain on Revaluation of Other Investments	$254	$1,367	$(1,112)	(81%)	$947	$1,584	$(638)	(40%)
Unrealized Gains Reclassified to Net Income	(113)	—	(113)	NM	(1,651)	—	(1,651)	NM

Total Other Comprehensive Income	141	1,367	(1,225)	(90%)	(704)	1,584	(2,289)	(144%)

Results for Q4 2017 compared to Q4 2016

For Q4 2017, the Company reported total other comprehensive income of $0.1 million as compared to $1.4 million for Q4 2016, representing a decrease of $1.2 million, or 90%. This decrease was primarily due to the disposition of investments classified as fair value through other comprehensive income. The gain on revaluation of other investments represents only the revaluation of investments held by the Company as at December 31, 2017, which is only the shares held in Canopy Growth Corporation. The remainder of the investments were sold prior to Q4 2017, and thus, there would be no amount in this component of other comprehensive income related to those investments. For Q4 2017, the Company also reported $0.1 million in unrealized gains reclassified to net income as compared to $nil in Q4 2016. There were no available-for-sale investments sold during Q4 2016.

Results for FY 2017 compared to FY 2016

For FY 2017, the Company reported total other comprehensive loss of $0.7 million as compared to $1.6 million for FY 2016, representing a decrease of $2.3 million, or 144%. This decrease was primarily due to the disposition of investments classified as fair value through other comprehensive income. The gain on revaluation of other investments represents only the revaluation of investments held by the Company as at December 31, 2017, which is only the shares held in Canopy Growth Corporation. The remainder of the investments were sold during FY 2017, and thus, there would be no amount in this component of other comprehensive income related to those investments. For FY 2017, the Company also reported $1.7 million in unrealized gains reclassified to net income as compared to $nil in FY 2016. There were no available-for-sale investments sold during FY 2016.

Comprehensive Income

Comprehensive income for the periods indicated are as follows:

($ in 000s)	Three Months Ended December 31,		Change		Year Ended December 31,		Change
	2017	2016	$	%	2017	2016	$	%
Comprehensive Income	$2,205	$2,737	$(532)	(19%)	$1,787	$394	$1,392	353%

Results for Q4 2017 compared to Q4 2016

For Q4 2017, the Company reported comprehensive income of $2.2 million as compared to $2.7 million for Q4 2016, representing a decrease of $0.5 million or 19%. The decrease in total comprehensive income results from the factors described above.

Results for FY 2017 compared to FY 2016

For FY 2017, the Company reported comprehensive income of $1.8 million as compared to $0.4 million for FY 2016, representing an increase of $1.4 million or 353%. The increase in total comprehensive income results from the factors described above.

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity are cash, availability under the Construction Loan (as defined herein) and proceeds from equity financings. As of December 31, 2017, total liquidity amounted to $42.9 million, comprised of $9.2 million in cash and $33.7 million of additional borrowings available under the Construction Loan (as defined herein). Subsequent to December 31, 2017 and through the date of this MD&A, we have raised an additional $146.0 million in gross proceeds from two common share offerings to fund operations and support our growth plans.

Summary of Cash Flows

Our cash flows for the periods indicated are as follows:

($ in 000s)	Three Months Ended December 31,			Year Ended December 31,
	2017	2016	$ Change	2017	2016	$ Change
Cash used in Operating Activities	$(2,533)	$(1,755)	$(778)	$(5,548)	$(6,476)	$929
Cash used in Investing Activities	(19,876)	(919)	(18,958)	(38,772)	(8,008)	(30,765)
Cash provided by Financing Activities	15,083	358	14,725	50,064	16,821	33,244

Net Change in Cash	(7,326)	(2,315)	(5,011)	5,744	2,337	3,407

Analysis of Q4 2017 Cash Flows

Operating Activities. Cash used in operating activities increased $0.8 million during Q4 2017 as compared to Q4 2016. This increase is primarily driven by a $1.5 million increase in net income adjusted for non-cash items offset by a $2.2 million decrease in the net change in non-cash working capital from ($1.5 million) in Q4 2016 to ($3.7 million) in Q4 2017.

Investing Activities. During Q4 2017, we used $19.9 million of cash in our investing activities primarily due to $25.6 million in capital expenditures that were partially offset by $5.7 million in sale proceeds of non-core equity investments in Hydropothecary and AbCann. Our capital expenditures were primarily used to fund expansion efforts at Peace Naturals, namely Building 4 and the Peace Naturals greenhouse.

Financing Activities. During Q4 2017, cash provided by financing activities was $15.1 million primarily due to the $15.8 million in net proceeds from the Company’s bought deal offering of common shares in November 2017 (“November 2017 Bought Deal”) and the expenses related thereto.

Analysis of FY 2017 Cash Flows

Operating Activities. Cash used in operating activities decreased $0.9 million during FY 2017 as compared to FY 2016. This decrease is primarily driven by a $2.3 million increase in net income adjusted for non-cash items offset by a $1.3 million decrease in the net change in non-cash working capital from ($4.8 million) in FY 2016 to ($6.2 million) in FY 2017.

Investing Activities. During FY 2017, we used $38.8 million of cash in our investing activities primarily due to $42.7 million in capital expenditures, $2.6 million to repay the purchase price liabilities to the former shareholders of Peace Naturals, and $4.4 million to make further investments in Whistler and AbCann. These cash uses were partially offset by $10.9 million in proceeds from non-core asset sales of common shares in Hydropothecary, Canopy and AbCann. Our capital expenditures were primarily used to fund expansion efforts at Peace Naturals, namely Building 4 and the Peace Naturals greenhouse. We invested $1.1 million in Whistler and $1.0 million in AbCann in connection with these companies’ capital raises to maintain our pro rate equity interests in these companies. Additionally, we paid $2.3 million to exercise our AbCann warrants into common shares that were subsequently sold during the year.

Financing Activities. During FY 2017, cash provided by financing activities was $50.1 million primarily due to the $16.0 million in net proceeds from the Company’s bought deal offering of common shares in March 2017, the $15.0 million in net proceeds from the Company’s non-brokered private placement of common shares in September 2017 and the $15.8 million in net proceeds from the Company’s November 2017 Bought Deal and the expenses related thereto.

Capital Resources

Debt

In August 2017, we entered into a senior secured loan, to be funded by way of multiple advances, for up to $40.0 million in committed capital (the “Construction Loan”) with Romspen Investment Corporation (“Romspen”). Each advance is subject to certain conditions, including, among other things, Romspen’s approval of construction progress. The Construction Loan is secured by a first ranking charge on the real estate of each of Peace Naturals and OGBC. OGBC, Hortican Inc., and the Company are also guarantors of the Construction Loan. Under the terms of the Construction Loan, Peace Naturals, OGBC, Hortican and the Company retain the ability to enter into equipment financing arrangements, and the Company retains the ability to raise capital by issuing common shares. Aggregate loan advances are limited to $35.0 million until Romspen receives an appraisal value of the OGBC property of at least $8.0 million. The Construction Loan bears a 12.00% annual interest rate and carries a two year term, with a one-year extension option subject to certain terms and conditions. The Construction Loan contains customary affirmative and negative covenants and events of default. As at December 31, 2017, we were in material compliance with all covenants contained in the Construction Loan. See note 14 “Construction loan payable” in the notes to the Annual Financial Statements for additional information.

As of December 31, 2017, $6.3 million has been funded under the Construction Loan, resulting in at least an additional $28.7 million of additional borrowings available to us under the loan subject to certain terms and conditions, plus an additional $5.0 million in additional borrowings once the OGBC property appraisal value in excess of $8.0 million is completed.

Equity

The Company has historically funded operations and financed production capacity expansion primarily through the sale of equity securities. In 2017, we raised $49.6 million in gross proceeds (not taking into account any commissions, fees or expenses) through three common share offerings:

•

On March 9, 2017, the Company announced the closing of a bought deal offering pursuant to which the Company sold a total of 7,705,000 common shares at a price of $2.25 per common share for aggregate gross proceeds of approximately $17.3 million. The bought deal was completed by way of a short form prospectus offering in Canada.

•

On September 26, 2017, the Company announced the closing of a non-brokered private placement and on October 12, 2017, announced the approval from the TSX-V, pursuant to which the Company sold a total of 6,671,112 common shares at a price of $2.25 per common share for aggregate gross proceeds of approximately $15.0 million.

•

On November 8, 2017, the Company announced the closing of a bought deal offering pursuant to which the Company sold a total of 5,476,190 common shares at a price of $3.15 per common share for aggregate gross proceeds of approximately $17.2 million. The November 2017 Bought Deal was completed by way of a short form prospectus offering in Canada.

Through 2018 up to the date of this MD&A, we have raised an additional $146.0 million in gross proceeds (not taking into account any commissions, fees or expenses) through two common share offerings:

•

On January 24, 2018, the Company announced the closing of a bought deal offering pursuant to which the Company sold a total of 5,257,143 common shares at a price of $8.75 per common share for aggregate gross proceeds of approximately $46.0 million. The bought deal was completed by way of a short form prospectus offering in Canada.

•

On April 6, 2018, the Company announced the closing of a bought deal offering pursuant to which the Company sold a total of 10,420,000 common shares at a price of $9.60 per common share for aggregate gross proceeds of approximately $100.0 million. The common shares were offered in the United States (“U.S.”) pursuant to the Company’s effective registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission (“SEC”) and in Canada by way of a short form prospectus offering.

Use of Proceeds

Below is a reconciliation of the manner in which the net proceeds from the November 2017 Bought Deal were used by the Company compared to the disclosure in the Company’s final short form prospectus dated November 3, 2017 (the “November 2017 Final Prospectus”).

Disclosure in the November 2017 Final Prospectus	Use of Proceeds

$7,000,000 for expanding production at Peace Naturals. This includes general construction costs, the contractor’s management fees, labor costs, material (e.g. structural steel, roofing material, and paneling) and equipment (e.g. irrigation, generators) for the continued construction of Building 4 and Peace Naturals’ greenhouse.

The Company applied approximately $10.1 million of the net proceeds of the November 2017 Bought Deal plus an additional $0.6 million from operations, for a total of $10.7 million to general construction costs and deposits on equipment for the continued construction of Building 4 and Peace Naturals’ greenhouse.

Such amount represents the $7.0 million allocated for such use in the November 2017 Final Prospectus, plus an additional amount equal to approximately $3.1 million from the net proceeds allocated to general working capital purposes in the November 2017 Final Prospectus (including approximately $2.1 million of the net proceeds from the exercise of the November 2017 Bought Deal over-allotment option) and an additional $0.6 million from operations.

$3,000,000 for research and development initiatives, including product formulation and the purchase of associated production equipment.

The Company applied approximately $0.5 million for research and development initiatives associated with plant and process productivity.

The remaining approximately $2.5 million allocated for research and development initiatives in the November 2017 Final Prospectus has been set aside for ongoing research in product formulation, clinical trials, and plant process productivity and are expected to be applied in 2018.

$3,000,000 for investment in the development of infrastructure for the anticipated distribution of cannabis pursuant to the Cannabis Act, including the development of branding and market positioning.

The Company applied approximately $1.0 million in branding and new packaging, and consulting support for the development of infrastructure for distribution of cannabis pursuant to the Cannabis Act.

The remaining approximately $2.0 million, allocated for investment in the development of infrastructure for the anticipated distribution of cannabis pursuant to the Cannabis Act has been set aside for costs associated with obtaining distribution licenses in various provinces, hiring additional sales staff in connection with such anticipated expanded distribution and additional product offerings anticipated with recreational use in Canada (e.g., edibles).

The remaining net proceeds for general working capital purposes which may include establishing new international distribution channels in jurisdictions where there is a legal framework for medical cannabis and the associated costs of compliance with Health Canada and other regulatory requirements.

The Company reallocated approximately $3.1 million (which does not account for the Company’s expenses in relation to the November 2017 Bought Deal) originally allocated for general working capital purposes in the November 2017 Final Prospectus (including approximately $2.1 million of the net proceeds from the exercise of the November 2017 Bought Deal over-allotment option), plus an additional $0.6 million from operations, for a total reallocated amount of $3.7 million to general construction costs and deposits on equipment for the continued construction of Building 4 and Peace Naturals’ greenhouse. As a result, no net proceeds from the November 2017 Bought Deal were allocated to general working capital purposes.

Financial Condition

We currently anticipate that our cash flow from operations, cash and additional borrowings available under the Construction Loan will be sufficient to satisfy our operational cash needs through at least the next 12 months.

However, any projections of future cash needs and cash flows are subject to substantial uncertainty. Our ability to fund operating expenses and capital expenditures will depend on, among other things, our future operating performance, which will be affected by general economic, financial and other factors, including factors beyond our control.

The Company, from time to time, may need or want to raise additional capital to strengthen its financial position, facilitate expansion, pursue strategic acquisitions and investments, and take advantage of business opportunities as they arise. Although we have been successful in the past in obtaining financing, there can be no assurance that such additional capital will be available in amounts or on terms acceptable to us, if at all. If we cannot raise additional funds when we need or want them, our operations and prospects could be negatively affected. See “Risks and Uncertainties” in this MD&A for additional information.

SELECTED ANNUAL FINANCIAL INFORMATION

The following table summarizes selected annual information for the last three years.

	Year Ended December 31,
($ in 000s, except per share data)	2017	2016	2015
Income Statement Data:
Sales	$4,082	$554	$—
Net Income	2,491	(1,190)	386
Total Comprehensive Income	1,787	394	386

Basic Earnings Per Share	$0.02	$(0.02)	$0.01
Diluted Earnings Per Share	0.01	(0.02)	0.01

Balance Sheet Data:
Current Assets
Cash	$9,208	$3,464	$1,127
Other Current Assets	17,495	4,622	98

Total Current Assets	26,704	8,086	1,225
Non-Current Assets	74,325	34,814	13,499

Total Assets	101,029	42,900	14,724
Current Liabilities	7,878	7,766	2,327
Non-Current Liabilities
Long-Term Debt	5,367	—	500
Other Non-Current Liabilities	1,416	1,457	195

Total Non-Current Liabilities	6,783	1,457	695

Total Liabilities	14,661	9,223	3,022
Shareholders’ Equity	86,368	33,677	11,702
Working Capital	18,827	321	(1,102)

Total assets increased $86.3 million or 586% from $14.7 million for FY 2015 to $101.0 million for FY 2017. The increase in total assets was primarily driven by an increase in property, plant and equipment, goodwill and intangible assets as a result of the acquisition of the remaining equity interests in Peace Naturals and the Company’s $44.2 million in capital expenditures incurred in FY 2016 and FY 2017 to primarily upgrade and expand the Peace Naturals facilities. During FY 2016 and FY 2017, we raised over $64.6 million in net proceeds from equity issuances to help fund the Peace Naturals acquisition and expansion efforts. This is the primary driver of shareholders’ equity increasing $74.7 million or 638% from $11.7 million for FY 2015 to $86.4 million for FY 2017.

The expansion of our production capabilities and capacity has resulted in a greater amount and assortment of product available for sale. This additional product available for sale, together with an expanded sales and distribution network, has contributed to our sales growing to $4.1 million in FY 2017 and the related working capital build as our operations scale. We expect sales to continue to grow as we scale our existing operations and more capacity in progress is completed and brought online.

For further information on changes in income statement data, please see “Results of Operations” in this MD&A. For further information on movements in working capital, shareholders’ equity, assets and liabilities, please see “Liquidity and Capital Resources” in this MD&A.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following table summarizes selected quarterly financial information for the last eight quarters.

	FY 2017				FY 2016
($ in 000s, except per share data)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Income Statement Data:
Sales	$1,610	$1,314	$644	$514	$431	$124	$—	$—
Net Income (Loss)	2,063	1,097	175	(844)	1,370	(228)	(1,842)	(490)
Total Comprehensive Income (Loss)	2,025	1,095	187	(162)	2,737	(10)	(1,842)	(490)

Basic Earnings Per Share	$0.01	$0.01	$—	$(0.01)	$0.01	$—	$(0.04)	$(0.01)
Diluted Earnings Per Share	0.01	0.01	—	(0.01)	0.01	—	(0.04)	(0.01)

The Company does not exhibit any material seasonality over its fiscal year. For further information on changes in income statement data, please see “Results of Operations” and “Selected Annual Financial Information” in this MD&A.

SHARE INFORMATION

The issued and outstanding common shares, along with shares potentially issuable, are as follows as of the date indicated below.

(Actual shares)	As at April 27, 2018
Issued and Outstanding Shares
Common Shares	176,203,797

Total Issued and Outstanding Shares	176,203,797

Potentially Issuable Shares
Stock Options	11,691,495
Warrants	27,748,165

Total Potentially Issuable Shares	39,439,660

Total Outstanding and Potentially Issuable Shares	215,643,457

LEGAL PROCEEDINGS

As of the date of this MD&A, we are subject to four ongoing claims for damages. See note 19 “Commitments and contingencies” to the Annual Financial Statements for further discussions on our legal proceedings. We believe that all allegations in each proceeding are without merit and plan to vigorously defend ourselves; accordingly, no provision for loss has been recognized.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, we have no off-balance sheet arrangements.

FINANCIAL INSTRUMENTS

As of the date of this MD&A, we have no financial instruments or other instruments, such as hedging.

TRANSACTIONS BETWEEN RELATED PARTIES

The Company has engaged in transactions with related parties as follows:

	Three Months Ended		Year Ended
	December 31,		December 31,
($ in 000s)	2017	2016	2017	2016
Key Management Compensation
Short-Term Employee Benefits, Including Salaries and Fees	$106	$203	$417	$264
Professional Fees	107	76	234	171
Stock-Based Payments	132	91	899	208

Total Key Management Compensation	345	370	1,550	643

Key management personnel are persons responsible for planning, directing and controlling activities of an entity, and include management executives of the Company. The vesting of options resulted in stock-based payments of $0.9 million in FY 2017 as compared to $0.2 million in FY 2016. Key management is compensated for providing planning, directing and controlling activities to the Company.

On May 27, 2016, a board member purchased 810,810 units of the Company’s private placement. The board member paid approximately $0.2 million for these units, which represents the fair value. On May 27, 2016, a shareholder with ownership interest exceeding 10%, purchased 4,665,187 units of the Company’s private placement. The shareholder paid approximately $0.9 million for these units, which represents the fair value.

During the year ended December 31, 2017, a total of 1,800,000 (2016 – 1,616,000) options were issued to directors of the Company. Stock-based payments of approximately $0.6 million (2016 – $49) were recognized for these options.

NEW ACCOUNTING PRONOUNCEMENTS

The IASB has not issued any new standards, amendments to standards, or interpretations that impact the Company during the three months ended December 31, 2017.

Adoption of New Accounting Pronouncements

Our adoption of previously issued new standards, amendments to standards, and interpretations are set forth below.

Amendments to IAS 7 Statement of Cash Flows

IAS 7 amendments include additional disclosures to enable users of the consolidated financial statements to evaluate changes in liabilities arising from financing activities, including changes arising from cash flows and non-cash changes. These amendments became effective for the annual periods beginning on or after January 1, 2017. The Company has adopted these amendments as of the effective date and has assessed no significant changes as a result of the adoption of these amendments on the current or prior periods.

IAS 12 Income Taxes

IAS 12 amendments include: (a) unrealized losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument’s holder expects to recover the carrying amount of the debt instrument by sale or by use; (b) the carrying amount of an asset does not limit the estimation of probable future taxable profits; (c) estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences; and (d) an entity assesses a deferred tax asset for recoverability in combination with other deferred tax assets. Where tax law restricts the utilization of tax losses, an entity would assess a deferred tax asset for recoverability in combination with other deferred tax assets of the same type. These amendments became effective for annual periods beginning on or after January 1, 2017. The Company has adopted these amendments as of its effective date and has assessed no significant changes as a result of the adoption of these amendments on the current or prior periods.

New and Revised Standards and Interpretations Issued but Not yet Effective

New accounting pronouncements not yet mandatorily effective have not been applied in preparing the Annual Financial Statements. New and revised standards and interpretations issued but not yet effective are set forth below.

Amendments to IFRS 2 Share-based Payments

IFRS 2 clarifies how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The effective date of these amendments is January 1, 2018. The Company will adopt the amendments as of its effective date. The Company has performed a preliminary assessment and does not expect there to be significant impact on the consolidated financial statements as a result of this amendment.

IFRS 9 Financial Instruments

IFRS 9 addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. The effective date of this standard is January 1, 2018. The Company will adopt this new standard as of its effective date. As a result of the new classification model and measurement requirements under IFRS 9, the Company will elect to classify the available-for-sale investments as fair value through other comprehensive income investments. Under this classification, there is no recycling of gains or losses from accumulated other comprehensive income to profit or loss. Therefore, the gain recorded in other comprehensive income in the current year of $947 will not be recycled to profit or loss in future periods. The Company has performed a preliminary assessment and does not expect there to be any other significant impacts on the consolidated financial statements as a result of this new standard.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued by the IASB in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company will adopt this new standard as of its effective date. The Company has performed a preliminary assessment and does not expect there to be significant impact on the consolidated financial statements as a result of this new standard.

During the year, the Company had undertaken an accounting impact analysis based on a review of the contractual terms of its principal revenue stream. Under IFRS 15, the revenue recognition model will change from one based on the transfer of risks and rewards of ownership to the transfer of control. The Company’s revenue is predominantly derived from sales of dried cannabis and cannabis oil. As the transfer of risks and rewards generally coincides with the transfer of control at a point in time, the timing and amount of revenue considering discounts, rebates, and variable considerations, recognized from this principal revenue stream is unlikely to be materially affected.

IFRS 16 Leases

IFRS 16 was issued in January 2016 and replaces the previous guidance on leases. This standard provides a single recognition and measurement model to be applied by lessees to leases, with required recognition of assets and liabilities for most leases. This standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if the Company is also applying IFRS 15, Revenue from Contracts with Customers. The Company will adopt this new standard as of its effective date. The Company is currently evaluating the impact of the adoption of this new standard on its consolidated financial statements.

ESTIMATES AND CRITICAL JUDGMENTS BY MANAGEMENT

The preparation of the Annual Financial Statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of Annual Financial Statements and the reported amounts of revenues and expenses during the current year. These estimates are reviewed periodically, and adjustments are made to income as appropriate in the year they become known. Items for which actual results may differ materially from these estimates are described in the following section.

Warrants and options

In calculating the value of the warrants and options, management is required to make various assumptions and estimates that are susceptible to uncertainty, including the volatility of the share price, expected dividend yield and expected risk-free interest rate.

Useful lives and impairment of long-lived assets

Long-lived assets are defined as property, plant and equipment and intangible assets. Depreciation is dependent upon estimates of useful lives and impairment is dependent upon estimates of recoverable amounts. These are determined through the exercise of judgment, and are dependent upon estimates that take into account factors such as economic and market conditions, frequency of use, anticipated changes in laws, and technological improvements.

Impairment of cash-generating units and goodwill

The impairment test for cash-generating units (“CGUs”) to which goodwill is allocated is based on the value in use of the CGU, determined in accordance with the expected cash flow approach. The calculation is based primarily on assumptions used to estimate future cash flows, the cash flow growth rate and the discount rate.

Fair value of privately held financial assets available-for-sale

Determination of the fair values of privately held investments requires us to make various assumptions about the future prospects of the investees, the economic, legal, and political environment in which the investees operate, and the ability of the investees to obtain financing to support their operations. As a result, any value estimated may not be realized or realizable, and the values may differ from values that would be realized if a ready market existed. The determination of fair value of our privately held investments is subject to inherent limitations. Financial information for private companies may not be available or may be unreliable. Use of the valuation approach involves uncertainties and management judgments, and any value estimated from the approach may not be realized or realizable.

Income taxes

Income taxes and tax exposures recognized in the consolidated financial statements reflect management’s best estimate of the outcome based on facts known at the reporting date. When the Company anticipates a future income tax payment based on its estimates, we recognize a liability. The difference between the expected amount and the final tax outcome has an impact on current and deferred taxes when the Company becomes aware of this difference.

In addition, when the Company incurs losses for income tax purposes, it assesses the probability of taxable income being available in the future based on its budgeted forecasts. These forecasts are adjusted to take into account certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate that sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized for all deductible temporary differences.

Biological assets and inventory

Biological assets, consisting of cannabis plants, are measured at fair value less costs to sell. At the point of harvest, the biological assets are transferred to inventory at fair value less costs to sell. As a result, critical estimates related to the valuation of biological assets are also applicable to inventory.

The Company values its biological assets at the end of each reporting period at fair value less costs to sell. This is determined using a valuation model to estimate the expected harvest yield per plant applied to the estimated price per gram less processing and selling costs. This model also considers the progress in the plant life cycle. The estimates of growing cycle, harvest yield and costs per gram are based on the Company’s historical results. The estimate of the selling price per gram is based on the Company’s historical sales in addition to the Company’s expected sales price going forward.

RISKS AND UNCERTAINTIES

We are subject to various risks that could have a material impact on us, our financial performance, condition and outlook. These risks could cause actual results to differ materially from those expressed or implied in Forward-Looking Statements included in this MD&A, our financial statements and our other reports and documents. These risks include but are not limited to, the following risks:

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We are reliant on our licenses for our ability to grow, store and sell medical cannabis and other products derived therefrom and such licenses are subject to ongoing compliance, reporting and renewal requirements.

•	We operate in a highly regulated sector and may not always succeed in complying fully with applicable regulatory requirements in all jurisdictions where we carry on business.

•	Licensed Producers, including us, are constrained by law in our ability to market our products.

•	The laws, regulations and guidelines generally applicable to the cannabis industry domestically are changing and may change in ways currently unforeseen by us.

•	Changes in the regulations governing medical cannabis outside of Canada may adversely impact our business.

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There can be no assurance that the legalization of recreational cannabis by the Government of Canada will occur and the legislative framework pertaining to the Canadian recreational cannabis market is uncertain.

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Future clinical research studies on the effects of medical cannabis may lead to conclusions that dispute or conflict with our understanding and belief regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis.

•	Our expansion into jurisdictions outside of Canada is subject to risks.

•	We may not receive the interests in Cronos Israel and may not realize the expected benefits of Cronos Israel.

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Investments and joint ventures outside of Canada are subject to the risks normally associated with any conduct of business in foreign countries including varying degrees of political, legal and economic risk.

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If we choose to engage in research and development activities outside of Canada, controlled substance legislation may restrict or limit our ability to research, manufacture and develop a commercial market for our products.

•	Our use of joint ventures may expose us to risks associated with jointly owned investments.

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There can be no assurance that our current and future strategic alliances or expansions of scope of existing relationships will have a beneficial impact on our business, financial condition and results of operations.

•	We and certain of our subsidiaries have limited operating history and therefore we are subject to many of the risks common to early-stage enterprises.

•	Our consolidated financial statements contain a going concern qualification.

•	Our existing facilities in Canada are integral to our operations and any adverse changes or developments affecting any facility may impact our business, financial condition and results of operations.

•	We may not successfully execute our production capacity expansion strategy.

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The cannabis industry and markets are relatively new in Canada and in other jurisdictions, and this industry and market may not continue to exist or grow as anticipated or we may ultimately be unable to succeed in this industry and market.

•	We are dependent on our senior management.

•	We may be subject to product liability claims.

•	Our products may be subject to recalls.

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We may be unable to attract or retain skilled labor and personnel with experience in the cannabis sector, and may be unable to attract, develop and retain additional employees required for our operations and future developments.

•	We, or the cannabis industry more generally, may receive unfavorable publicity or become subject to negative consumer perception.

•	We may not be able to successfully develop new products or find a market for their sale.

•	The technologies, process and formulations we use may face competition or become obsolete.

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Clinical trials of cannabis-based medical products and treatments are novel terrain with very limited or non-existing clinical trials history; we face a significant risk that any trials will not result in commercially viable products and treatments.

•	We may fail to retain existing patients as clients or acquire new patients as clients.

•	We may not be able to achieve or maintain profitability and may continue to incur losses in the future.

•	We may not be able to secure adequate or reliable sources of funding required to operate our business.

•	We must rely largely on our own market research to forecast sales and market demand which may not materialize.

•	We may experience breaches of security at our facilities or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws.

•	If we are not able to comply with all safety, health and environmental regulations applicable to our operations and industry, we may be held liable for any breaches thereof.

•	We may become involved in regulatory or agency proceedings, investigations and audits.

•	We are subject to litigation in the ordinary course of business.

•	We may not be able to successfully manage our growth.

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We may compete for market share with other companies, both domestically and internationally, which may have longer operating histories and more financial resources, manufacturing and marketing experience than us.

•	Third parties with whom we do business may perceive themselves as being exposed to reputational risk as a result of their relationship with us and may, as a result, refuse to do business with us.

•	Our cannabis cultivation operations are subject to risks inherent in an agricultural business.

•	Our cannabis cultivation operations are vulnerable to rising energy costs and dependent upon key inputs.

•	We are vulnerable to third party transportation risks.

•	We may become subject to liability arising from any fraudulent or illegal activity by our employees, contractors and consultants.

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We will seek to maintain adequate insurance coverage in respect of the risks faced by us, however, insurance premiums for such insurance may not continue to be commercially justifiable and there may be coverage limitations and other exclusions which may not be sufficient to cover potential liabilities faced by us.

•	Our debt imposes limitations on the type of transactions or financial arrangements in which we may engage.

•	We are subject to certain restrictions of the TSX-V which may constrain our ability to expand our business internationally.

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We may be subject to risks related to the protection and enforcement of our intellectual property rights, and may become subject to allegations that we are in violation of intellectual property rights of third parties.

•	Conflicts of interest may arise between us and our directors and officers.

•	Tax and accounting requirements may change in ways that are unforeseen to us and we may face difficulty or be unable to implement or comply with any such changes.

•	Our financial performance is subject to risks of foreign exchange rate fluctuation which could result in foreign exchange losses.

•	The inability for counterparties and customers to meet their financial obligations to us may result in financial losses.

•	Natural disasters, unusual weather, pandemic outbreaks, boycotts and geo-political events or acts of terrorism could adversely affect our operations and financial results.

A more detailed description of the various risks associated with the Company can be found under the heading “Risk Factors” in our latest AIF.

ADDITIONAL INFORMATION

Our Canadian filings, including our latest AIF, are available on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Our reports and other information filed with the SEC are available on the SEC’s Electronic Document Gathering and Retrieval System at www.sec.gov.